Exhibit 2.9

ENGLISH-LANGUAGE SUMMARY OF THE TERMS AND CONDITIONS DATED 22ND FEBRUARY 2012, RELATING TO AN UNLIMITED PRINCIPAL AMOUNT OF DEBT SECURITIES AUTHORIZED TO BE ISSUED UNDER THE COMPANY’S SWEDISH MTN PROGRAM.

The following is an English-language summary of the above-mentioned document, which is being filed pursuant to Exchange Act Rule 12b-12(d). The original document is in the Swedish language. The following is not a complete translation of the original document, which original document constitutes part of a base prospectus.  (The original document is 66 pages in length.) Rather, it is only a summary of the original document.

Issuer:	Aktiebolaget Svensk Exportkredit (“SEK”)
P.O.Box 194
101 23 Stockholm,
Tel: 08-613 83 00

Arranger:	AB SEK Securities (publ)

Dealer:	AB SEK Securities (publ), and every other dealer that signs up to SEKs MTN-programme, or every other party that signs up as a dealer for a particular transaction under SEKs MTN-programme.

Use of Proceeds:

Loans are taken up by issuing transferrable notes of indebtedness in the form of transferrable notes of indebtedness, so called Medium Term Notes (“MTNs”). The MTN-programme is part of SEKs debt financing and turns to investors in the Swedish capital market.

Amount:	There is no upper limit for the MTN-programme.

Type of securities:	MTNs are issued in dematerialised form, wherefore no physical securities will be issued.

Currency:	Swedish kronor (“SKr”), euro (“EUR”) or other currency.

Status:	MTNs are issued as non-subordinated loans.

Issue Price:	MTNs can be issued at par or over/above par.

Maturity Date:	As per the Final Terms, such day that the Capital Amount for a MTN shall be repaid.

Redemption:	MTNs are redeemed at par or at other Capital Amount (as defined in a formula or in any other way) as per specification in Final Terms.

Interest:	MTNs can be interest bearing or non-interest bearing.

Structured MTNs:

MTNs can have a return which is based on the development of an underlying Equity, Index, Commodity, Currency, Interest, Other Asset or Market. An example of such Structured MTNs are Equity Bonds. Structured MTNs and their construction can demand more knowledge and higher level of understanding from a presumptive investor.

Denominations:	MTNs are issued in such denominations as are stated in the Final Terms.

Early Redemption:	MTNs can be redeemed prior to stated maturity if, and under such circumstances as are, stated in the Final Terms.

Tax:

Euroclear Sweden AB (“ESw”) or custodian (for securities registered with custodian) conducts deduction for tax, currently 30%, on paid interest for physical persons living in Sweden and Swedish estates.

Governing Law:	MTNs and all relevant related documentation shall be governed by and interpreted in accordance with Swedish law.

Rating:

SEK has been assigned ratings AA+ by Standard & Poor’s and Aa1 by Moody´s for its long term borrowings. If MTNs issued under the MTN-programme shall be assigned or has been assigned rating, this will be stated in the Final Terms. It is the obligation of each individual to collect relevant information about rating, since this can be subject to changes.

Admission to Listing and Trading:

MTNs, where it is stated in the Final Terms that admission to listing and trading on a regulated market will be made, will be listed at the OMX Nordic Exchange Stockholm AB and/ir Nordic Growth Market NGM AB and/or other Regulated market place.

Risk Factors:

Risk factors affects and may affect SEKs business as well as those MTNs that are issued under the MTN-programme. There are risks that are related to SEK and MTNs, but also such risks that are not related to SEK and MTN.

Risks connected with SEKs business are mainly related to credit- and market risks. Credit risk means that a counterparty cannot fulfill its payment obligations. Market risk means that fluctuations in interest, exchange rates and the price of properties and other assets can lead to an decrease in the value of SEK:s assets and debts. Other risks can be for example a re-financing risk and liquidity risk, which means the risk to only being able to fulfill ones liquitity obligations at an increased cost or, in worst case, not at all. Operational risks means risks connected to incorrectness or weakness in products and services, insufficient internal control, unclear divisions of responsibilities, insufficient technical systems, various forms of criminal attacks or insufficient preparedness to disturbances.

Risks associated with MTNs are referrable to (inter alia) the complexity of various constructions of the issued MTNs, such as market risk including variation in the value of the underlying asset or volatility in interest.

Bondholders will not have any security in SEKs assets during the lifetime of the MTNS (in case of SEKs bankruptcy, a Bondholder will be a subordinated creditor).

Some risks are referrable to circumstances outside SEKs control, such as the solidity in the system for clearing and registration and the economic situation and economic development in Sweden or globally.

The responsibility for the evaluation and the result of an investment in MTNs rests on the investor. Each investor must, taking it own financial situation into consideration, evaluate suitability of its investment in MTNs.

Final Terms:

Terms applicable for each MTN will be specified in the relevant Final Terms. The Final Terms applicable for each MTN will therefore be the same as the template attached hereto, but with the additions, amendments or substitutions that are relevant for such specific MTN.

Clearing and registration:	MTNs are registered with ESw:s accountbased system. Clearing and registration for trading will be registered in ESw:s system.